CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                August 13, 2013


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:        First Trust Exchange-Traded Fund VI (the "Trust")
                       File Nos. 811-22717 and 333-182308
             ------------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the "Trust") with the Securities and Exchange Commission (the "Commission") on June 20, 2013 (the "Registration Statement"). The Registration Statement relates to the International Multi-Asset Diversified Income Index Fund (the "Fund"), a series of the Trust. Your comments regarding the Fund were communicated to us via telephone on August 12, 2013. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES TABLE

      In footnote 2 to the expense table, please take out the term "fully" from the first sentence. Also, if Acquired Fund Fees and Expenses will be a part of the table, please add them to the second sentence of the footnote. With respect to footnote 3 to the expense table, confirm that the obligations set forth are those of the advisor. If so, this footnote may remain in the disclosure.

RESPONSE TO COMMENT 1

      The disclosure has been revised in response to this comment. Also, we are able to confirm that the obligations listed in footnote 3 are those of First Trust Advisors L.P. (the "Advisor").


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Karen Rossotto
August 13, 2013
Page 2



COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      Disclose whether the Fund will invest in any small and/or mid-cap securities as a part of its principal investment strategies. Also, disclose whether investment in any other types of equity securities, such as convertible or preferred securities, will be a part of the Fund's principal investment strategies.

RESPONSE TO COMMENT 2

      The disclosure has been revised in response to this comment.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      Define the term "non-U.S." as it is used in the Principal Investment Strategies section. Consider using a modified version of the definition provided on page 8 of the Statement of Additional Information. In general, please use the term "non-U.S." consistently and to the extent possible, do not use it interchangeably with "international."

RESPONSE TO COMMENT 3

      The disclosure has been revised in response to this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      What types of fixed income securities will the Index's underlying ETF hold? To the extent possible, provide additional information regarding the credit quality and maturity/duration of the fixed income securities in which the Index's underlying ETF invests. Also disclose whether the underlying ETF will invest in high yield securities.

RESPONSE TO COMMENT 4

      The Index's underlying ETF will change as the Index is rebalanced on a quarterly basis and each ETF selected may hold a variety of non-U.S. fixed income securities. The current ETF included in the Index is the J.P. Morgan USD Emerging Markets Bond ETF. We have revised the prospectus to reflect that the underlying ETF may invest in high yield securities or "junk" bonds.


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Karen Rossotto
August 13, 2013
Page 3




COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Include the percentages of each asset class's representation in the Index in the Principal Investment Strategies section as they are set forth in the Index Information section in the back of the prospectus.

RESPONSE TO COMMENT 5

      The disclosure has been revised in response to this comment.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Does the Fund invest directly in fixed income securities? Please clarify the disclosure accordingly.

RESPONSE TO COMMENT 6

      The Fund does not invest directly in fixed income securities as a principal investment strategy. However, as described in the prospectus under "Cash Equivalents and Short Term Investments" and generally in the statement of additional information, the Fund may invest in certain short-term debt securities for temporary defensive purposes or during the initial invest-up period and during periods of high cash inflows or outflows.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      The term, "modified market cap weighting methodology" is used in the third paragraph of the Principal Investment Strategies section. Please explain the meaning of this term in plain English.

RESPONSE TO COMMENT 7

      The disclosure has been revised to state that "the index employs a modified market cap weighting methodology in which larger companies receive a larger Index weighting. The Index weighting methodology also includes caps or ceilings to prevent high concentrations among larger stocks and assigns a pre-set weight to the five Index Segments at each quarterly rebalance."


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Karen Rossotto
August 13, 2013
Page 4



COMMENT 8- ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      In the second paragraph on page 8 there is a statement that reads, "the Fund generally will invest in all of the securities comprising the Index." This disclosure seems to be inconsistent with the principal investment strategies. Please clarify and make consistent this disclosure with the principal investment strategies.

RESPONSE TO COMMENT 8

      The disclosure has been revised to state that "the Fund intends to invest in all of the securities comprising the Index." However, there may also be instances in which the Fund may be underweighted or overweighted in certain securities in the Index, not invest in certain securities included in the Index, purchase securities not in the Index that are appropriate to substitute for certain securities in the Index or utilize various combinations of the above techniques in seeking to track the Index.

COMMENT 9 - MANAGEMENT OF THE FUND

      For each of the members of the Investment Committee listed on page 17, please provide the work experience of each member since 2008.

RESPONSE TO COMMENT 9

      The disclosure has been revised in response to this comment.

COMMENT 10 - INDEX INFORMATION

      Please be consistent with the use of the term "international" and "non-U.S." See Comment 3 above. Also, please explain the significance of "NQG8600" in the last bullet point on page 28.

RESPONSE TO COMMENT 10

      The disclosure has been revised in response to this comment.


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Karen Rossotto
August 13, 2013
Page 5



COMMENT 11 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT OBJECTIVE AND POLICIES

      In the first sentence of the second paragraph in the Investment Objective and Policies section on page 4, add the phrase in a parenthetical, "as such term is defined in the 1940 Act," after "majority."

RESPONSE TO COMMENT 11

      The disclosure has been revised in response to this comment.

COMMENT 12 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT STRATEGIES

      Insert the phrase, "commonly referred to as 'junk' bonds," in the description of high yield securities on page 6.

RESPONSE TO COMMENT 12

      The disclosure has been revised in response to this comment.


                                  *  *  *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Karen Rossotto
August 13, 2013
Page 6



      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                          Sincerely yours,

                                          CHAPMAN AND CUTLER LLP



                                          By: /s/ Morrison C. Warren
                                              -------------------------------
                                                  Morrison C. Warren